FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Paralegal

Date: December 5, 2006

Exhibits:

1. News Release - November 16, 2006;
2. News Release - November 17, 2006;
3. News Release - November 17, 2006;
4. News Release - November 22, 2006;
5. Material Change Report - November 17, 2006;

6. Interim Financial Statements for 3rd Quarter ended September 30, 2006;

7. Interim MD&A for 3rd Quarter ended September 30, 2006;

8. CEO Certification of Interim Filings;

9. CFO Certification of Interim Filings; and

10. Notice of Articles.